United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

VALE S.A.

Vale S.A.

Manual for Shareholders' Participation

Extraordinary General Meeting of December 21, 2022

INDEX

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Agenda

The Shareholders of Vale S.A. ("Vale" or "Company") are hereby invited to attend the Extraordinary General Meeting ("EGM" or “Meeting”) to be held on December 21, 2022, at 10:00 a.m., exclusively digitally via the Zoom platform, to deliberate on the amendment and consolidation of the Vale Bylaws, as described in the Management Proposal, that can be accessed via the "Vale Extraordinary General Meeting” banner on the home page of the Company website (www.vale.com/investors), as well as on the CVM website, including the consolidated Bylaws and a table containing a copy of the Bylaws, the proposed amendments thereto and their respective justifications, with the indication of eventually legal and economic effects, as required by the Article 12 of CVM Resolution n. 81/2021 (“Resolution 81”). The Company recommends that this Manual for Shareholders’ Participation ("Manual") is read together with the Management Proposal and its exhibits.

In addition, the following documents are available: (i) extracts from the minutes of the Board of Directors' Meetings held on July 28, 2022 and October 27, 2022, which approved, respectively, the cancellation of shares issued by Vale and the proposal to reform the Bylaws; and (ii) the Audit Committee’s Opinion dated July 28, 2022, on the cancellation of shares. The documents can be accessed by clicking on the following link: www.vale.com/investidores.

General Guidelines

Quorum of installation

The participation of Vale shareholders in the Meeting is of extremely importance. The presence of at least two-thirds (2/3) of the Company's voting capital will be required to open the EGM, on the first call.

If such quorum is not reached, the Company will publish a new Call Notice announcing the new date for holding the Meeting on second call, which will be opened with the presence of any number of shareholders.

Voting Right

Pursuant to Article 5 of the Vale Bylaws, each common share and each special class preferred share issued by the Company entitles its owner to one vote in the deliberations of the Meeting Agenda.

Required Documents

To participate in the Meeting, shareholders must present the documents listed below:

Individual

• Valid identity document containing a photograph of the shareholder or legal representative, if applicable (simple or certified copy), such as, for example: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

• Proof of ownership of shares issued by Vale and held by the shareholder. Such proof would primarily be a statement of shareholder position issued by the depositary or custodian financial institution, it being understood that broker notes will not be accepted.

• The proxy/legal representative of an individual shareholder must present the documents that prove representation in accordance with the provisions of Art. 126 of the Brazilian Corporate Law (Law n. 6.404/1976)1, including the requirement of the proxy having been issued less than 1 year prior to the date of the Meeting. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator – notarization and legalization by a consulate are not required. The documents in English and Spanish are also exempt from translation.

1 The proxy must qualify as a Company shareholder or officer, a lawyer registered with the Brazilian Bar Association, or be a financial institution.

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• The Company will accept powers of attorney signed with a digital certificate issued by an authority accredited by the Brazilian Public Key Infrastructure - ICP-Brasil. For powers of attorney signed in handwriting, notarization will not be required.

Legal Entity

• Valid identity document containing a photograph of the legal representative (simple or certified copy) such as, for example: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

• Proof of representation2, including (i) if applicable, a proxy appointment issued less than one (1) year before the date of the Meeting, (ii) copy of the organizational documents and minutes from the election of the officers of the legal entity, or other corporate documents that demonstrate the validity of the representation, in accordance with the Brazilian Corporate Law or the Brazilian Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator – notarization and legalization by a consulate are not required. The documents in English and Spanish are also exempt from translation.

• Proof of ownership of shares issued by Vale and held by the shareholder. Such proof would primarily be a statement of shareholder position issued by the depositary or custodian financial institution, it being understood that broker notes will not be accepted.

• The Company will accept powers of attorney signed with a digital certificate issued by an authority accredited by the Brazilian Public Key Infrastructure - ICP-Brasil. For powers of attorney signed in handwriting, notarization will not be required.

Investment Funds

• Valid identity document containing a photograph of the legal representative (simple or certified copy) such as, for example: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

• Documents proving the representation3, including (i) a copy of the effective regulations of the fund, (ii) a copy of the organizational documents of its trustee or fund manager, as applicable, depending on the authority to represent the fund at the meetings of its investees; (iii) a copy of the minutes from the election of the fund’s trustees or managers, and (iv) if applicable, the respective proxy appointment issued less than 1 (one) year before the date of the Meeting. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator – notarization and legalization by a consulate are not required. The documents in English and Spanish are also exempt from translation.

• Proof of ownership of the shares issued by Vale and held by the shareholder. Such proof would primarily be a statement of shareholder position issued by the depositary or custodian financial institution, it being understood that broker notes will not be accepted.

• The Company will accept powers of attorney signed with a digital certificate issued by an authority accredited by the Brazilian Public Key Infrastructure - ICP-Brasil. For powers of attorney signed in handwriting, notarization will not be required.

2 Pursuant to Circular/Annual Letter-2022-CVM/SEP, legal entity shareholders may be represented at the Meeting by their legal representatives or duly appointed proxies, in accordance with the company’s organizational documents and the rules of the Brazilian Civil Code (“Civil Code”), and, in this specific case, there is no need for the legal entity shareholder’s proxy to be a shareholder, company officer, or lawyer.

3 Pursuant to Circular/Annual Letter-2022-CVM/SEP, it is the responsibility of the investment fund’s manager to represent the co-owners. Investment fund shareholders may also be represented at the Meeting by legal representatives or proxies duly appointed by their manager or administrator, pursuant to their regulations (see understanding expressed in the decision of CVM Case RJ2014/3578).

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Below is a template of a power of attorney that can be completed by shareholders who choose to participate through a proxy. Shareholders can use any power of attorney appointment instead of this example, provided the document complies with the Brazilian Corporate Law and the Brazilian Civil Code.

Power of Attorney Template

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 21 de dezembro de 2022, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente.

Este instrumento é válido por [____], a partir da data de sua assinatura.

[Local], [Data].

____________________________

[Acionista]

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary Shareholders’ Meeting of Vale S.a. to be held on first call on December 21, 2022, at 10 a.m., and, if necessary, on second call on a date to be duly informed,.

This power of attorney shall remain in effect from [__________] until [_______].

[Place], [Date].

____________________________

[Shareholder]

Participation of foreign shareholders

Foreign shareholders must present the same documents as Brazilian shareholders, as described above for each type of shareholder. When participating by proxy, the power of attorney must be granted less than one (1) year before the date of the Meeting. As already mentioned, the Company waives the need for notarization, legalization at a consulate, and apostille of the documents proving representation that are in a foreign language; a simple translated copy will be accepted. The documents in English and Spanish are also exempt from translation.

Participation of holders of American Depositary Shares ("ADSs")

ADS holders are represented at the EGM by Citibank N.A. ("Citibank"), as the depositary financial institution, pursuant to the terms and procedures established in the “Deposit Agreement” executed with Vale. Citibank will send voting cards (proxies) to ADS holders to enable them to exercise their voting rights and will be represented at the Meeting by its representative in Brazil, Banco Bradesco S.A. (“Bradesco”).

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Means of shareholders’ attendance

Participation via Remote Voting Ballots (“BVD” or “Ballot”)

In accordance with the terms of Articles 26 et seq. of Resolution 81, Company shareholders may send, as of the date of publication of this Manual, their voting instructions for the matter(s) on the Meeting Agenda, by completing and submitting the Remote Voting Ballot, which may also be accessed via the following link www.vale.com/investors.

Any shareholder who chooses to exercise their voting right through the BVD should do so in one of the following ways:

(i)	through completion instructions conveyed to Bradesco, the bookkeeping agent for Vale shares, only if the shares are not deposited in a central depository (i.e., with B3), observing the established procedures and the documents required by the bookkeeping agent, up to 7 days before the Meeting.

(ii)	through completion instructions conveyed to their respective custody agents, in the case of shareholders holding shares deposited with a central depository (i.e., with B3) pursuant to the established procedures and deadlines and the documents required by the respective custodian, always respecting the deadline of up to 7 days prior to the Meeting. It is worth noting that, pursuant to article 44 of Resolution 81, the B3 Central Depository, upon receiving shareholder voting instructions through their respective custody agents, will disregard any conflicting instructions in relation to the same resolution that has been issued by the same CPF or CNPJ number.

(iii)	by sending the Ballot directly to the Company. In this case, the shareholder must send the Ballot to the e-mail address assembleias@vale.com up to 7 days before the Meeting. The Ballot and the supporting documents that must accompany it may be sent in digital format to the e-mail address above, and their hard copies are not required. The shareholder will be responsible for the integrity and reliability of the documents sent to Vale. As regards the formalities required for acceptance of the Ballot, when sent directly to the Company, the following will be required: (i) digitalized version of the duly completed BVD, which may be initialed and signed in the shareholder’s own handwriting or by a legal representative, as the case may be, or digitally signed with a digital certificate issued by an authority accredited by the Brazilian Public Key Infrastructure - ICP-Brasil; (ii) documents to prove identity and representation, as applicable, according to the type of shareholder, pursuant to the guidelines in the “Required Documents” item in this Manual. The Company will not require notarization of ballots issued in Brazil, nor notarization and legalization of those issued outside the country.

All the guidelines for the Meeting, as well as those in the BVD, are intended to assist shareholders in completing the Ballot. Any shareholder who chooses to participate via BVD is solely and entirely responsible for its correct completion.

It should be highlighted that the last day for receipt of the Ballots by the bookkeeping agent, the custodian agent or the Company is December 14, 2022, and it is recommended that shareholders consult their respective custodian agents or the bookkeeping agent, as applicable, as regards other procedures and deadlines for BVD submission. This date refers to the receipt of the bulletins, not their postage. Any BVDs received after the deadline mentioned above or that are not accompanied by the supporting documents will not be considered and, consequently, the votes will not be counted.

Once the period for remote voting has ended, i.e., as of December 15, 2022, the shareholder will not be able to change the voting instructions already submitted. If the shareholder wishes to change the votes already sent via BVD, he/she must participate in the Meeting via Zoom, submitting all the documents required for accreditation (as explained below in the item “Participation via Digital Platform”), and request, during the Meeting, that the voting instructions sent via the Ballot be disregarded, before the respective matter(s) are put to the vote and when the Meeting Chair requests any such manifestation.

Participation via Digital Platform

As stated in the Call Notice, the EGM will be held exclusively digitally, in accordance with Article 5, §2, I, of Resolution 81, with virtual access via Zoom platform.

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Shareholders may request a link to access the Meeting by filling out the form available on the website www.vale.com/investors. Such request must be made by 10 a.m. on December 19, 2022 and must be accompanied by the necessary documents for participation, as detailed earlier in this Manual. Access via Zoom will be restricted to shareholders or their representatives or proxies, as applicable, who have registered pursuant to the terms described in this document and in the aforementioned link (“Accredited Shareholders”).

Vale warns that shareholders who fail to submit their request and the necessary documents for participation by the required deadline will not be qualified to participate in the EGM. As already mentioned, in order to accelerate the accreditation process, the Company requests shareholders who are represented by proxy to preferably submit the documents proving representation up to 72 (seventy-two) hours prior to the Meeting.

Once the documentation has been checked and accreditation granted, the Company will send by e-mail, preferably one (1) day before the date of the Meeting, instructions for access to the electronic system to the shareholders who have registered, as indicated above (“Accredited Shareholder(s)”).

If an Accredited Shareholder does not receive an individual invitation to attend the Meeting up to three (3) hours before the Meeting is scheduled to begin, he/she should contact the Company's Investor Relations department by e-mail assembleias@vale.com at least one (1) hour before the Meeting is scheduled to begin, so that appropriate support can be provided and, as the case may be, the Shareholder may be granted access by a new individual invitation.

The Accredited Shareholders undertake to: (a) use the invitations solely and exclusively for remote participation in the EGM; (b) refrain from transferring or disclosing, in whole or in part, the invitations to any third party, whether a shareholder or not; the invitation is non-transferable; and (c) refrain from recording or reproducing, in whole or in part, nor transferring to any third party, whether a shareholder or not, the content or any information transmitted by virtual means during the Meeting.

Attendance and instructions for attendance via Zoom

The Company highlight that only shareholders who have been accredited by 10:00 a.m. on December 19, 2022 and log on to Zoom on the date of the Meeting by the opening of the meeting ("Attending Shareholder") will be considered as attending the Meeting.

The Zoom platform meets the requirements set forth in Paragraph 1 of Art. 28 of Resolution 81, as amended, which are: (a) the possibility of simultaneously presenting and accessing documents during the Meeting that have not been made available previously; (b) the full recording of the Meeting; and (c) the possibility of communication between shareholders. The Attending Shareholders hereby authorize the Company to use any information recorded during the Meeting to register the possibility of presenting and visualizing documents presented during the Meeting; to register the authenticity and security of the communications during the Meeting; to register attendance and the vote cast; to comply with any legal order from the competent authorities; and, to defend the Company, its managers, and third-party contractors, in any judicial, arbitration, regulatory, or administrative sphere.

During the EGM, the Attending Shareholders will have their microphones muted and their cameras turned off in order to avoid connection instability and improve sound quality. After the presentation of each matter on the Agenda, any Attending Shareholder who wishes to speak must request the floor via the Chat function on Zoom to make such request eligible, so that, in the floor may be given to all such shareholders, by enabling their microphones, in the order in which the requests are received by the presiding board. In order to keep the Meeting running smoothly, a maximum time limit may be set for each Attending Shareholder to speak.

Any Attending Shareholder who wishes to take the floor to make a statement on any matter not related to the Meeting Agenda must use the usual channels for contact with the Company, through the Investor Relations area.

The meeting may be followed online via Zoom not only on a computer, but also via the Zoom app on Apple and Android cell phones, which requires the download of the app.

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Vale recommends that Shareholders test and familiarize themselves with the Zoom tool in advance, and access the Zoom system at least 30 (thirty) minutes prior to the start of the Meeting, in order to avoid possible operational problems with its use at the time of the Meeting.

Vale is not responsible for connection problems that Accredited Shareholders may face and other situations that are out of the Company’s control, such as internet connection instability or Zoom being incompatible with the Accredited Shareholder’s equipment.

Attending Shareholders who participate via Zoom will be considered present at the EGM and sign the respective minutes, under the terms of Article 47, III, of Resolution 81.

Any doubts or clarifications may be settled or obtained, as the case may be, by contacting the Investor Relations Office via e-mail: assembleias@vale.com.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 7, 2022		Head of Investor Relations